PNK ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

April 4, 2016

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Tom Kluck, Esq.

Branch Chief

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

RE:	PNK Entertainment, Inc.
Amendment No. 5 to Form 10-12B
Filed April 1, 2016
File No. 001-37666

Dear Mr. Kluck:

I am writing on behalf of PNK Entertainment, Inc. (“OpCo” or the “Company”) in response to the verbal comments (the “Verbal Comments”) that the Company received on April 4, 2016 from the staff of the Division of Corporation Finance, Office of Real Estate and Commodities (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Amendment No. 5 to Form 10-12B (“Amendment No. 5”). Set forth below is the Company’s response to the Verbal Comments. For the convenience of the Staff, the Verbal Comments are set forth in bold and are followed by the response of the Company.

Tom Kluck, Esq.

April 4, 2016

General

1.	We note that you have entered into a Purchase Agreement to acquire the operations of the Meadows. Please provide us with your Rule 3-05 significant test calculations.

Response: Under the terms of the Purchase Agreement, dated March 29, 2016, by and between the Company and GLP Capital, L.P. (the “Purchase Agreement”) the Company will acquire substantially all of the key operating assets of Meadows Casino, Racetrack and Hotel (the “Meadows”) and will lease the Meadow’s real estate from Gaming and Leisure Properties, Inc. (“GLPI”). Therefore, the Rule 3-05 significance test was performed by comparing the most recent audited annual financial statements of Meadows (i.e., the year ended December 31, 2015) to most recent audited annual financial statements of Pinnacle Entertainment Inc. (“Pinnacle”) (i.e., the year ended December 31, 2015).

Per Rule 1-02(w) of Regulation S-X, “The term significant subsidiary means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(1)	The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated) [Investment Test]; or

(2)	The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year [Total Assets Test]; or

(3)	The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year [Income Test] . . . .”

Tom Kluck, Esq.

April 4, 2016

Per Rule 3-05(b)(2)(ii) of Regulation S-X, if none of the conditions exceed 20 percent (as substituted for 10 percent in Rule 1-02(w)), financial statements are not required to be filed. We performed the required calculation and considered the following results of the significant subsidiary test:

Test 1 Investment Test
(in thousands)
2015
Numerator – anticipated investment in the Meadows	$138,000
Denominator – total assets of Pinnacle	$4,530,911
Result	3.0%

Test 2 Asset Test
(in thousands)
2015
Numerator – total assets of the Meadows	$638,074
Denominator – total assets of Pinnacle	$4,530,911
Result	14.1%

Test 3 Income Test
(in thousands)
2015
Numerator – absolute value of the Meadow’s loss before taxes	$5,915
Denominator – Pinnacle’s income from continuing operations before taxes	$56,675
Result	10.4%

Pro Formas

2.	Please tell us how you determined it was unnecessary to include any pro forma adjustments for the purchase of the Meadows. Please refer to Article 11 of Regulation S-X. To the extent the lease entered into in conjunction with the Meadows transaction is a capital lease, the response should address its materiality with respect to the pro formas.

Response: The Company notes for the Staff that because none of the conditions of the Rule 3-05 significance test exceed 20 percent, the Company concluded that it would not be required to file historical financial statements for the Meadows and related pro forma financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X. Based on a review of the lease terms, the Company believes the lease of the Meadows real estate from GLPI will be classified as an operating lease pursuant to the lease classification criteria of Accounting Standards Codification Subtopic 840-10.

* * *

Tom Kluck, Esq.

April 4, 2016

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (702) 541-7733.

Very truly yours,

PNK ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez
Name:	Carlos A. Ruisanchez
Title:	President, Treasurer and Secretary

cc:	Anthony M. Sanfilippo
Stephen F. Arcano, Esq.
Neil P. Stronski, Esq.
Robert Bruning